Exhibit 99.1
YINGLI GREEN ENERGY REPORTS SECOND QUARTER 2008 RESULTS
Q2 2008 Revenues Increased 120.5% over Q2 2007 and 24.6% over Q1 2008
Company Raises Annual PV Module Shipment Guidance to 270MW - 280MW
BAODING, China — August 6, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited financial results for the second quarter ended June 30, 2008.
Second Quarter 2008 Financial and Operating Highlights
•	Total PV module shipments increased 24.9% over the first quarter of 2008 and 119.3% over the second quarter of 2007 to 68.2 MW.

•	Net revenues increased 24.6% over the first quarter of 2008 and 120.5% over the second quarter of 2007 to RMB 1,987.0 million (US$289.7 million).

•	Gross profit increased 30.5% over the first quarter of 2008 and 149.9% over the second quarter of 2007 to RMB 511.8 million (US$74.6 million). Gross margin increased to 25.8% from 24.6% in the first quarter of 2008 and 22.7% in the second quarter of 2007.

•	Operating income increased 40.0% over the first quarter of 2008 and 168.1% over the second quarter of 2007 to RMB 395.7 million (US$57.7 million). Operating margin increased to 19.9% from 17.7% in the first quarter of 2008 and 16.4% in the second quarter of 2007.

•	Net income was RMB 207.2 million (US$30.2 million) and fully diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 1.60 (US$0.23) in the second quarter of 2008.

•	On an adjusted non-GAAP[1] basis, net income was RMB 234.5 million (US$34.2 million) and fully diluted earnings per ordinary share and per ADS were RMB 1.81 (US$0.26) in the second quarter of 2008.
“We are pleased to report another strong quarter,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “During the second quarter, our total PV module shipments increased significantly, largely as a result of improvements in throughput and operational efficiency at the existing facilities attributable to our R&D efforts carried out at each stage along our vertically integrated manufacturing process, the production of thinner, 180-micron wafers throughout the quarter, higher yields resulting from reduced breakage rates, and higher cell conversion efficiency rates.”

1	All non-GAAP measures exclude share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), the Company’s principal operating subsidiary. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this earnings release.

“As of today, substantially all of our estimated production output in the second half of 2008 has been contractually secured. With solid demand from existing PV markets and growing demand from emerging PV markets, we have also further expanded our sales in emerging PV markets including Korea, Italy, France, Belgium, the United States and China, which demonstrates our strong ability to effectively build up our brand and extend our presence globally. We believe our position in these markets will further improve our brand recognition and generate well balanced sales portfolio in the future.”
“On the polysilicon procurement side, in addition to our four long term contracts with Wacker, the new supply agreements with DC Chemical and Sailing demonstrate our collaborative relationships with existing suppliers and our ability to attract new partners. Additionally, as previously reported, our expansion projects remain on track. Construction, equipment delivery and installation, and personnel training are progressing as planned. We are expecting total production capacity to reach 400 MW in late 2008 and 600 MW towards the middle of 2009.”
“As a result of our strong momentum stated above, we feel comfortable raising our expected PV module shipments and net revenue targets for the full year 2008. We are confident that the continued successful execution of our vertically integrated strategy will strengthen our leading position in the PV industry in both the near and long term.”
Second Quarter 2008 Financial Results
Net Revenues
Net revenues were RMB 1,987.0 million (US$289.7 million) in the second quarter of 2008, which increased by 24.6% from RMB 1,595.0 million in the first quarter of 2008 and by 120.5% from RMB 901.1 million in the second quarter of 2007. The increase was primarily due to continued strong growth in market demand for PV modules, and increased production output, resulting in a higher average selling price and increased shipment volume. The average selling price for PV modules2 increased to US$4.20 per watt in the second quarter of 2008 from US$4.11 per watt in the first quarter of 2008. Total PV module shipments increased to 68.2 MW in the second quarter of 2008 from 54.6 MW in the first quarter of 2008. The increase of shipments was primarily due to improvements in operational efficiency and capacity utilization at each stage of our manufacturing process from our research and development efforts, full production of 180-micron wafers throughout the quarter, higher yields resulted by reduced breakage rates and achievements in increasing cell conversion efficiency rates.
Gross Profit and Gross Margin
Gross profit in the second quarter of 2008 was RMB 511.8 million (US$74.6 million), which increased by 30.5% from RMB 392.3 million in the first quarter of 2008 and by 149.9% from RMB 204.8 million in the second quarter of 2007. Gross margin was 25.8% in the second quarter of 2008, up from 24.6% in

2	We compute average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the Federal Reserve Bank of New York .

the first quarter of 2008 and 22.7% in the second quarter of 2007. The increase was a result of the cost reduction achieved through research and development efforts at each stage of the Company’s vertically integrated manufacturing process.
Operating Expenses
Operating expenses in the second quarter of 2008 were RMB 116.1 million (US$16.9 million), compared to RMB 109.6 million in the first quarter of 2008 and RMB 57.2 million in the second quarter of 2007. Operating expenses as a percentage of net revenues decreased to 5.8% in the second quarter of 2008 from 6.9% in the first quarter of 2008. The decrease in operating expenses as a percentage of net revenues was primarily due to economies of scale.
Operating Income and Margin
Operating income in the second quarter of 2008 was RMB 395.7 million (US$57.7 million), which increased by 40.0% from RMB 282.7 million in the first quarter of 2008 and by 168.1% from RMB 147.6 million in the second quarter of 2007. Operating margin increased to 19.9% in the second quarter of 2008 from 17.7% in the first quarter of 2008 and 16.4% in the second quarter of 2007. The increase in operating margin in the second quarter of 2008 was primarily due to increased gross margin and decreased operating expenses as a percentage of net revenues.
Foreign Currency Exchange Loss (Gain)
Foreign currency exchange loss was RMB 68.2 million (US$9.9 million) in the second quarter of 2008, compared to a foreign currency exchange gain of RMB 66.3 million in the first quarter of 2008 and a foreign currency exchange loss of RMB 17.5 million in the second quarter of 2007. The foreign currency exchange loss in the second quarter of 2008 was primarily due to the appreciation of the Renminbi against both the Euro and the U.S. dollar which resulted in a loss upon the revaluation at the end of the quarter of accounts receivables and raw material prepayments partially offset by a gain from the revaluation of short-term borrowings. The foreign currency exchange gain in the first quarter of 2008 was primarily due to the appreciation of the Euro against the Renminbi, which resulted in a gain upon the revaluation of accounts receivables and raw material prepayments at the end of the quarter.
Net Income
As a result of the factors discussed above, net income was RMB 207.2 million (US$30.2 million) in the second quarter of 2008, which decreased by 7.3% from RMB 223.5 million in the first quarter of 2008 and increased by 227.6% from RMB 63.2 million in the second quarter of 2007. Fully diluted earnings per ordinary share and per ADS were RMB 1.60 (US$0.23) in the second quarter of 2008, compared to RMB 1.73 in the first quarter of 2008.
On an adjusted non-GAAP basis, which excludes share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary, net income was RMB 234.5 million (US$34.2 million) in the second quarter of 2008, down 4.7% from RMB 246.2 million in the first quarter of 2008. Adjusted non-GAAP fully diluted earnings per ordinary share and per ADS were RMB 1.81 (US$0.26) in the second quarter of 2008, compared to RMB 1.90 in the first quarter of 2008.
Balance Sheet Analysis
As of June 30, 2008, Yingli Green Energy had RMB 674.7 million (US$98.4 million) in cash and RMB 3,335.8 million (US$486.3 million) in working capital, compared to RMB 564.3 million in cash and RMB 3,511.9 million in working capital as of March 31, 2008. Days sales outstanding was reduced to 47 days in the second quarter of 2008 from 66 days in the first quarter of 2008, primarily due to better payment structure for the executed sales contracts and strengthened internal controls over accounts receivable collection.
Second Quarter 2008 Business Highlights
Sales. In the second quarter of 2008, Yingli Green Energy entered into:
•	Two contracts with Conergy AG under which the Company agreed to supply 7 MW of PV modules in 2008 and 50 MW of PV modules in 2009;

•	Two contracts with GeckoLogic GmbH under which the Company agreed to supply 4 MW of PV modules between September and December 2008 and 3 MW of PV modules between October 2008 and March 2009;

•	A contract to supply 9.19 MW of PV modules to EN-NEO NEUE ENERGIEN GmbH (“EN-NEO”) from October to December 2008 under which EN-NEO has an option to purchase an additional 9 MW of PV modules in 2009;

•	A contract to supply 5.75 MW of PV modules to S.A.G. Solarstrom Vertriebsgesellschaft mbH from June to September 2008;

•	A contract to supply 17.35 MW of PV modules to Eiko Trading Corporation JP between April and November 2008;

•	A contract to supply a minimum of 35 MW of PV modules to IBC Solar AG (“IBC”) from May to December 2008 under which IBC has an option to purchase a maximum of an additional 45 MW of PV modules in 2009;

•	A contract to supply 1.3 MW of PV modules to Korea Electric Power Industrial Development Corporation in April 2008; and

•	A contract to supply 2 MW of PV modules to Kaycom Corporation by the end of May 2008.
Polysilicon Supply Agreements. In the second quarter of 2008, Yingli Green Energy entered into:
•	The third polysilicon supply agreement with DC Chemical Co., Ltd. (“DC Chemical”). Under the terms of the agreement, DC Chemical has agreed to supply polysilicon with a value of approximately US$39 million to Yingli Green Energy. The delivery period started in April 2008 and will end in December 2008; and

•	A polysilicon supply agreement with Sailing New Energy Resources Co., Ltd. (“Sailing”). Under the terms of the agreement, Sailing will supply polysilicon to Yingli Green Energy from the fourth quarter of 2008 through the end of 2010. The total amount of polysilicon to be supplied under this contract will allow Yingli Green Energy to produce a total of 160 MW to 200 MW of PV modules, subject to the production ramp-up schedule of Sailing and further negotiations between the two companies.
Production Capacity Expansion. The Company started initial and small-scale production of polysilicon ingots, wafers, PV cells and PV modules in late June 2008 from its latest 200 MW expansion project. Equipment continues to be delivered on time and in-line with the installation schedule. The Company expects to complete installation of the 200 MW of expanded capacity in the fourth quarter of 2008 with full production capacity to come online in late 2008. Once completed, the Company’s total production capacity of each of polysilicon ingots and wafers, PV cells and PV modules will be 400 MW.
Recent Developments
Since the end of the second quarter of 2008, Yingli Green Energy has:
•	Entered into five new sales contracts to supply an aggregate of more than 7 MW of PV modules to five companies in Korea during the third quarter of 2008; and

•	Entered into a fixed price sales contract to supply 10 MW of PV modules to Enfinity Management, bvba from July to December 2008.
Changes to the Board of Directors
At the Company’s annual general meeting held on August 4, 2008 in Beijing, China, Mr. George Jian Chuang was re-elected as director of the Company, and Professor Ming Huang and Professor Junmin Liu were elected as directors of the Company to replace Mr. Shujun Li and Mr. Jiesi Wu, who retired from the board upon expiration of their terms of office. Professor Ming Huang is a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States and Professor Junmin Liu is a professor of economics in the Economics Department and the Chairman of the Virtual Economy Research Center at Nankai University in China.
Business Outlook for Full Year 2008
Based on the current market and operating conditions, estimated production capacity and forecasted customer demand, the Company revises up its expected PV module shipments and net revenue targets for the full year 2008 as follows:
•	PV module shipments are expected to be approximately 270 MW to 280 MW, which represents an increase of 89.5% to 96.5% compared to 2007. This compares to the Company’s previous guidance of 255 MW to 265 MW.

•	Net revenues are expected to be approximately US$1,053 million to US$1,106 million, which represents an increase of 89.2% to 98.7% compared to 2007. This compares to the Company’s previous guidance of US$969 million to US$1,020 million.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars for the second quarter of 2008 in this earnings release, made solely for the purpose of reader’s convenience, is based on the noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of June 30, 2008, which was RMB 6.8591 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on August 6, 2008 at 8:00 AM Eastern Daylight Time (EDT), which corresponds to the same day at 8:00 PM Beijing/Hong Kong time.
The dial-in details for the live conference call are as follows:
—	U.S. Toll Free Number: +1.866.825.1709

—	International dial-in number: +1.617.213.8060

—	Passcode: 86361900#
A live and archived webcast of the conference call will be available on the Investor Relations section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until August 20, 2008 by dialing:
—	U.S. Toll Free Number: +1.888.286.8010

—	International dial-in number: +1.617.801.6888

—	Passcode: 16213573#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, Korea, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission.

Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Jung Chang
Christensen
Tel: +852-2232-3973
Email: jchang@ChristensenIR.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31, 2007	June 30, 2008
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	968,241	815,908	118,953
Accounts receivable, net	1,244,868	1,039,014	151,480
Inventories	1,261,207	1,246,499	181,729
Prepayments to suppliers	1,056,776	1,783,898	260,078
Prepaid expenses and other current assets	558,234	590,401	86,075

Total current assets	5,089,326	5,475,720	798,315

Prepayments to suppliers	637,270	711,664	103,755
Property, plant and equipment, net	1,479,829	2,240,455	326,639
Land use rights	54,972	62,396	9,097
Goodwill and intangible assets, net	359,184	693,010	101,035
Investment in and advances to affiliates	20,731	21,531	3,139
Other assets	32,685	18,911	2,757

Total assets	7,673,997	9,223,687	1,344,737

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,261,275	1,622,305	236,519
Accounts payable	158,077	320,108	46,669
Other current liabilities and accrued expenses	117,557	140,885	20,540
Advances from customers	22,147	37,771	5,507
Dividend payable	10,956	10,956	1,597
Other amounts due to related parties	6,097	7,923	1,155

Total current liabilities	1,576,109	2,139,948	311,987

Deferred income taxes	56,520	81,659	11,905
Deferred income	22,010	17,376	2,533
Convertible senior notes	1,262,734	1,216,041	177,289

Total liabilities	2,917,373	3,455,024	503,714

Minority interests	754,799	1,290,630	188,163

Shareholders’ equity:
Ordinary shares	9,884	9,922	1,447
Additional paid-in capital	3,620,827	3,648,842	531,971
Accumulated other comprehensive income	12,197	29,620	4,318
Retained earnings	358,917	789,649	115,124

Total shareholders’ equity	4,001,825	4,478,033	652,860

Total liabilities, minority interests and shareholders’ equity	7,673,997	9,223,687	1,344,737

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	June 30, 2007	March 31, 2008	June 30, 2008
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	891,200	1,572,256	1,964,151	286,357
Sales of PV systems	199	547	4,288	625
Other revenues	9,711	22,242	18,555	2,705

Total net revenues	901,110	1,595,045	1,986,994	289,687
Cost of net revenues:
Cost of PV modules sales	(687,859)	(1,183,318)	(1,454,266)	(212,020)
Cost of PV systems sales	(192)	(270)	(2,779)	(405)
Cost of other revenues	(8,295)	(19,189)	(18,180)	(2,650)

Total cost of net revenues	(696,346)	(1,202,777)	(1,475,225)	(215,075)

Gross profit	204,764	392,268	511,769	74,612
Selling expenses	(24,749)	(36,515)	(49,912)	(7,277)
General and administrative expenses	(29,263)	(64,492)	(60,441)	(8,812)
Research and development expenses	(3,176)	(8,598)	(5,706)	(832)

Total operating expenses	(57,188)	(109,605)	(116,059)	(16,921)

Income from operations	147,576	282,663	395,710	57,691
Other income (expense):
Interest expense	(20,239)	(34,363)	(34,755)	(5,067)
Interest income	210	5,191	1,735	253
Foreign currency exchange gain (loss)	(17,454)	66,316	(68,210)	(9,944)
Other income (expense)	(350)	2,037	884	129

Earnings before income taxes and minority interests	109,743	321,844	295,364	43,062
Income tax benefit	417	652	1,651	241

Earnings before minority interests	110,160	322,496	297,015	43,303
Minority interests	(46,914)	(98,948)	(89,831)	(13,097)

Net income	63,246	223,548	207,184	30,206

Accretion of Series A and Series B redeemable and convertible preferred shares to redemption value	(22,655)	—	—	—
Earnings allocated to participating preferred shareholders	(10,527)	—	—	—

Net income applicable to ordinary shareholders	30,064	223,548	207,184	30,206

Weighted average shares and ADSs outstanding
Basic	74,423,535	127,336,911	127,442,975	127,442,975
Diluted	78,875,403	129,576,705	129,606,059	129,606,059

Earnings per share and per ADS
Basic	0.40	1.76	1.63	0.24
Diluted	0.38	1.73	1.60	0.23

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	June 30, 2007	March 31, 2008	June 30, 2008
	RMB	RMB	RMB	US$
Non-GAAP net income	75,994	246,210	234,522	34,192
Share-based compensation	(3,895)	(9,449)	(10,788)	(1,573)
Amortization of intangible assets	(8,853)	(13,213)	(16,550)	(2,413)

Net income	63,246	223,548	207,184	30,206

Non-GAAP diluted earnings per share and per ADS	0.50	1.90	1.81	0.26
Share-based compensation per share and per ADS	(0.04)	(0.07)	(0.08)	(0.01)
Amortization of intangible assets per share and per ADS	(0.08)	(0.10)	(0.13)	(0.02)

Diluted earnings per share and per ADS	0.38	1.73	1.60	0.23